United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2022

Commission File Number 132-02847

INTER & Co, INC.

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s executive offices)

Av Barbacena, 1.219, 22nd Floor
Belo Horizonte, Brazil, ZIP Code 30 190-131
Telephone: +55 (31) 2138-7978

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTER & Co, INC.

By:	/s/ Santiago Horacio Stel
Name: Santiago Horacio Stel
Title: Chief Strategy and Investor Relations Officer of Inter&Co

Date: August 15, 2022

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EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Unaudited consolidated interim financial statements as of and for the six-month periods ended June 30, 2022

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